EXHIBIT 3
Octavian to Midwest: The Time Has Come
New York, May 17, 2007 — Octavian Advisors today issued the following statement in response to the overwhelming number of Midwest Air Group’s shareholders (AMEX: MEH)—a group representing 56.6% of the total shares outstanding—who indicated that the company should merge with AirTran Holdings (NYSE: AAI).
“The acceptance of AirTran’s offer by the majority of shareholders is a clear indication of the desire of Midwest’s owners for the board of directors to immediately engage in productive and good faith negotiations to effectuate a transaction,” Richard Hurowitz, CEO of Octavian, said. “The number of shares already tendered into the exchange offer is remarkable given that Midwest has not yet even turned over its shareholder list to AirTran.
We do not believe going through a proxy contest at the annual meeting—a contest that Midwest appears likely to lose—is the best way to combine these two great airlines. We believe all shareholders would be quite concerned if the board does not at this point listen to its constituency and abide by its fiduciary duty to open a real dialogue with AirTran. This obligation is even further reinforced by the tremendous benefits a combination offers to the company’s employees, customers, and the communities of Milwaukee and Kansas City. The time has come for this transaction.”
Octavian is filing this statement with the Securities and Exchange Commission today as an amendment to its 13-D. Octavian Advisors currently owns approximately 6.6% of the shares outstanding of Midwest Airlines.
About Octavian
Octavian Advisors, LP is a global alternative investment firm. Founded in 2006, Octavian has successfully invested in over thirty countries on six continents. The firm is active in several alternative investment strategies including distressed debt, special situations opportunities, non-traditional assets, and private transactions, and is a provider of merchant capital worldwide. Octavian currently manages assets in excess of $500 million for leading endowments, foundations, pension funds, family offices and funds of funds. Headquartered in New York, Octavian has operations in Dallas and an affiliate office in Auckland, New Zealand.
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